Exhibit 99.1

Ticketplus Expands Its Own Brand into Argentina with the Acquisition of Autoentrada, a Long-Established Ticketing Company

First acquisition since its IPO: Ticketplus converts its white-label partner in Argentina into its own operation, with Autoentrada founder Eric López leading the local business

Santiago, Chile and Córdoba, Argentina – September 21, 2026 – Ticketplus Ltd. (“Ticketplus” or the “Company”) (NYSE American: TP), a technology company that operates a proprietary, full-stack platform for the live-entertainment industry in Latin America, today announced that it has acquired Autoentrada S.A. (“Autoentrada”), an Argentine ticketing company based in Córdoba with more than two decades of operating history. This is Ticketplus’s first acquisition since its August 2026 initial public offering and expands the Company’s own brand into Argentina.

Ticketplus has a presence in 11 countries, with full operations in Chile, its home market, and now Argentina, and white-label partners across the other nine. Autoentrada has operated on Ticketplus’s platform under the white-label model since 2019, and the acquisition converts that relationship into full operations, complete with direct relationships with promoters and greater control over sales, payments, access and analytics. Autoentrada’s operating metrics are already included in Ticketplus’s platform metrics, but under full operations Ticketplus should capture a greater share of the value of each ticket. Operations will initially continue under the Autoentrada brand with the intention to progressively adopt the Ticketplus brand. The local team and promoter relationships are expected to continue under the leadership of Eric López.

More than two decades in the Argentine market

With roots dating to 1999 and a commercial brand launched in 2005, Autoentrada operates in 18 Argentine provinces across concerts, festivals, sports, theater, exhibitions and corporate events. Since 2005, it has managed more than 55,000 events and issued more than 18 million tickets.

Its credentials include ticketing home matches of the Argentine national team during the qualifiers for the FIFA World Cup Qatar 2022™, among them the last home match played before the World Cup at La Bombonera, the storied home stadium of Boca Juniors in Buenos Aires, in addition to ticketing Copa Argentina and the Cosquín National Folklore Festival.

Eric López joins Ticketplus as Country Manager for Argentina

Eric López, founder and president of Autoentrada, joins Ticketplus as Country Manager for Argentina, and will continue to lead the local team. His market knowledge and relationships with promoters and organizers will support commercial continuity during the integration.

“This acquisition is consistent with the strategy we outlined at our IPO: converting proven white-label partners into full operations. Because Autoentrada already operates on our platform, we are starting from a familiar operating base. With Eric leading the business, we are able to retain the team’s knowledge and expect to strengthen our direct relationships with promoters and ticket buyers.”

– Chien-Fu Chen, CEO of Ticketplus

“I know Ticketplus’s platform from using it for years at Autoentrada. Joining Ticketplus gives us regional scale and additional capabilities in payments, access and analytics while still maintaining the team and relationships we built in Argentina. With this, we believe the business can grow to a level we would not have reached on our own. I am joining with a long-term commitment, and I look forward to continuing to lead the local business in this new chapter.”

– Eric López, Founder of Autoentrada and Country Manager of Ticketplus Argentina

The Company, directly and indirectly through its subsidiary, Ticketplus SpA, acquired all issued and outstanding shares of Autoentrada. The financial terms of the transaction were not disclosed. Ticketplus does not expect the acquisition to have a material impact on its consolidated financial results for fiscal year 2026.

About Ticketplus

Ticketplus Ltd. (NYSE American: TP) is a technology company that operates a proprietary, full-stack platform for the live-entertainment industry in Latin America, integrating ticketing, payments, access control and analytics. The Company operates through a full-operations model and a white-label SaaS model across 11 countries: Argentina, Chile, Colombia, Costa Rica, Dominican Republic, Ecuador, Mexico, Paraguay, Peru, the United States, and Uruguay. In 2025, the Ticketplus platform processed more than 10.2 million tickets across more than 39,800 events, with Total Platform Sales (GMV) of approximately US$269 million. For more information, please visit the Ticketplus investor relations website at investors.ticketplus.com.

About Autoentrada

Autoentrada is an Argentine ticketing company with roots dating to 1999 and a commercial brand launched in 2005. Based in Córdoba, it operates across concerts, festivals, sports, theater, exhibitions, conferences and corporate events.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements about the expected benefits of the acquisition, regional presence, possible or assumed future results of operations, business strategies, potential growth opportunities, acquisitions or conversions, and other statements that are predictive in nature. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industry and markets in which we operate and management’s current beliefs and assumptions. These statements may be identified by the use of forward-looking expressions, including, but not limited to, “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “potential,” “predict,” “project,” “should,” “would” and similar expressions and the negatives of those terms. These forward-looking statements are not guarantees of future performance and are subject to risks that could cause material differences, including market conditions, developments in live entertainment, promoter and client relationships, competition, integration and other risks described in the Company’s SEC filings. Readers should not place undue reliance on such forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to update any forward-looking statements except as may be required by law.

Contacts

Investor Relations: investors.ticketplus.com | Ticketplus@kcsa.com | Jack Perkins, KCSA